UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 20, 2011

Commission File Number: 001-32292

RUBICON MINERALS CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)
Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [ ] Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION
By:	/s/ Robert Lewis
Robert Lewis Chief Financial Officer

Date: June 20, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1
The Company is filing an amended and restated Shareholder Rights Plan (the “Rights Plan”), which reflects changes to the plan included as part of the Company’s Notice of Meeting and Circular, filed with the Securities and Exchange Commission under cover of Form 6-K on June 7, 2011.

Approval of the Rights Plan will be sought at the Annual and Special General Meeting of shareholders to be held on Wednesday, June 29, 2011.

The amendments to the Rights Plan were made to reflect comments received from ISS Proxy Advisory Services, an independent proxy voting advisory and corporate governance services firm, to ensure that the plan conforms to ISS’ current guidelines for shareholder rights plans. The amendments include technical amendments to the definitions of “Acquiring Person”, “Affiliate”, “Associate”, “Exempt Acquisition”, “Market Price”, “Permitted Lock-Up Agreement”, and “Acting Jointly or in Concert”.